Exhibit 99.1

For immediate release

PreMD Completes Enrollment in PASA Study

Study aimed at supporting new regulatory claim for PREVU*

Toronto, Ontario (June 19, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced that it has exceeded its enrollment target in the 600-subject PASA (Predictor of Advanced Subclinical Atherosclerosis) study with 650 patients. PASA is examining the relationship between skin tissue cholesterol (sterol) and carotid intima media thickness (CIMT), which refers to the thickness of the first two inner layers of the carotid artery wall. CIMT is an established predictor of heart attack and stroke.

The PASA study is aimed at supporting broader regulatory clearance for PREVU* Point of Care (POC) Skin Sterol Test as well as PREVU* LT Skin Sterol Test as a tool to identify asymptomatic patients at risk of a primary event, such as heart attack or stroke.

“The completion of enrollment is an important achievement for PreMD,” said Dr. Brent Norton, President and Chief Executive Officer. “We will be analyzing the data in the coming months and expect to be in a position to make various regulatory submissions to the U.S. Food and Drug Administration (FDA), and in Canada and Europe before the end of the year.”

About PREVU*POC Skin Sterol Test
PREVU* non-invasively measures the amount of cholesterol (sterol) that has accumulated in the skin tissues, as opposed to blood. There is no fasting or other patient preparation required for the test. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease (CAD). PREVU* POC is cleared for sale in Canada, the U.S. and Europe, and is available for sale to medical professionals in the U.S., Canada and Europe.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
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For more information, please contact:
Sarah Borg-Olivier
Director, Communications
Tel: 416-222-3449 ext. 27
Email: sbolivier@premdinc.com